Filed pursuant to Rule 433 Registration Statement No. 333-263376 Dated June 9, 2023

UBS AG Trigger Autocallable Contingent Yield Notes with Memory Interest

Linked to the least performing of the common stock of Apple Inc., the common stock of Amazon.com, Inc. and the common stock of The Goldman Sachs Group, Inc. due on or about July 1, 2027

This document provides a summary of the terms of the Trigger Autocallable Contingent Yield Notes with Memory Interest (the “Notes”). Investors should carefully review the accompanying preliminary pricing supplement for the Notes, the accompanying product supplement, the index supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The Notes do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of any underlying asset and must be willing to accept the risk of not receiving any contingent coupons over the term of the Notes. The Notes are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the Notes are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

Summary of Preliminary Terms
Issuer:	UBS AG London Branch (“UBS”)
Principal Amount:	$1,000 per Note
Term:

Approximately 4 years, unless subject to an automatic call. In the event that we make any change to the expected trade date and settlement date, the calculation agent may adjust the observation dates (including the final valuation date), as well as the related coupon payment dates (including the maturity date) to ensure that the stated term of the Notes remains the same.

Underlying Assets	The common stock of Apple Inc., the common stock of Amazon.com, Inc. and the common stock of The Goldman Sachs Group, Inc.
Trade Date	Expected to be June 26, 2023
Settlement Date	Expected to be June 29, 2023
Observation Dates	Monthly (callable after 3 months) (as set forth in the accompanying preliminary pricing supplement)
Final Valuation Date	Expected to be June 28, 2027*
Maturity Date	Expected to be July 1, 2027*
Contingent Coupon Rate	15.55% per annum
Initial Level	With respect to each underlying asset, the closing level of such underlying asset on the trade date.
Call Threshold Level	With respect to each underlying asset, 100% of its initial level. The actual coupon barriers will be determined on the trade date.
Coupon Barrier	With respect to each underlying asset, 80% of its initial level. The actual coupon barriers will be determined on the trade date.
Downside Threshold	With respect to each underlying asset, 80% of its initial level. The actual coupon barriers will be determined on the trade date.
Final Level	With respect to each underlying asset, the closing level of such underlying asset on the final valuation date.
Underlying Return	With respect to each underlying asset, the quotient, expressed as a percentage, of the following formula: Final Level – Initial Level Initial Level
Least Performing Underlying Asset	The underlying asset with the lowest underlying return as compared to any other underlying asset.
Underwriting Compensation**	$32.50 (3.25%) per Note.
CUSIP / ISIN	90279GUE7 / US90279GUE78
Estimated Initial Value	Expected to be between $923.20 and $953.20 per Note. See “Key Risks” in the preliminary pricing supplement.
Pricing Supplement	http://www.sec.gov/Archives/edgar/data/1114446/000183988223015209/ubs2000805549_424b2-08095.htm

* Subject to postponement for market disruption events and non-trading days, as applicable, as described in the accompanying preliminary pricing supplement.

** See “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)” in the accompanying preliminary pricing supplement.

Features

Automatic Call Feature

UBS will automatically call the Notes if the closing level of each underlying asset on any observation date (beginning after 3 months) other than the final valuation date is equal to or greater than its call threshold level.

If the Notes are subject to an automatic call, UBS will pay you on the corresponding coupon payment date (the “call settlement date”) a cash payment per Note equal to the principal amount plus any contingent coupon otherwise due and any previously unpaid contingent coupons in respect of any previous observation dates pursuant to the memory interest feature (the “call settlement amount”). Following an automatic call, no further payments will be made on the Notes.

Contingent Coupon & Contingent Coupon Rate

If the closing level of each underlying asset is equal to or greater than its coupon barrier on any observation date (including the final valuation date), UBS will pay you the contingent coupon applicable to that observation date on the relevant coupon payment date plus any previously unpaid contingent coupons in respect of any previous observation dates pursuant to the memory interest feature.

If the closing level of any underlying asset is less than its coupon barrier on any observation date (including the final valuation date), the contingent coupon applicable to that observation date will not be payable and UBS will not make any payment to you on the relevant coupon payment date.

The contingent coupon is a fixed amount based upon equal periodic installments at a per annum rate (the “contingent coupon rate”). The table below sets forth the contingent coupon rate and contingent coupon for each Note that would be applicable to each observation date on which the above conditions are satisfied.

Contingent Coupon Rate	15.55% per annum
Contingent Coupon	$12.9583

Contingent coupons on the Notes are not guaranteed. UBS will not pay you the contingent coupon applicable to an observation date on the related coupon payment date if the closing level of any underlying asset is less than its coupon barrier on such observation date.

Memory Interest Feature

If a contingent coupon is not paid on a coupon payment date (other than the maturity date) because the closing level of any underlying asset is less than its coupon barrier on the related observation date, such contingent coupon will be paid on a later coupon payment date if the closing level of each underlying asset is equal to or greater than its coupon barrier on the relevant observation date.

For the avoidance of doubt, once a previously unpaid contingent coupon has been paid on a later coupon payment date, it will not be made again on any subsequent coupon payment date.

If the closing level of any underlying asset is less than its coupon barrier on each of the observation dates, you will receive no contingent coupons during the term of, and will not receive a positive return on, the Notes.

Payment at Maturity (per Note)

If the Notes are not subject to an automatic call and the final level of each underlying asset is equal to or greater than its downside threshold, UBS will pay you a cash payment equal to:

Principal Amount of $1,000

If the Notes are not subject to an automatic call and the final level of any underlying asset is less than its downside threshold, UBS will pay you a cash payment that is less than the principal amount, if anything, equal to:

$1,000 × (1 + Underlying Return of the Least Performing Underlying Asset)

In this scenario, you will suffer a percentage loss on your initial investment equal to the underlying return of the least performing underlying asset, regardless of the underlying return of any other underlying asset and, in extreme situations, you could lose all of your initial investment.

UBS SECURITIES LLC

You will find a link to the accompanying preliminary pricing supplement for the Notes above and links to the accompanying product supplement and accompanying prospectus for the Notes under “Additional Information about UBS and the Notes” in the preliminary pricing supplement, which you should read and understand prior to investing in the Notes.

UBS has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Selected Risk Considerations

The risks set forth below are discussed in more detail in the “Key Risks” section in the preliminary pricing supplement. Please review those risks, along with the additional risks discussed in the accompanying product supplement and accompanying prospectus, before making an investment decision.

Risks Relating to Return Characteristics

♦Risk of loss at maturity — The Notes differ from ordinary debt securities in that UBS will not necessarily make periodic coupon payments or repay the full principal amount of the Notes at maturity. If the Notes are not subject to an automatic call and the final level of any underlying asset is less than its downside threshold, you will lose a percentage of your principal amount equal to the underlying return of the least performing underlying asset and in extreme situations, you could lose all of your initial investment.

♦The stated payout from the issuer applies only if you hold your Notes to maturity

♦You may not receive any contingent coupons with respect to your Notes

♦Your potential return on the Notes is limited to any contingent coupons, you will not participate in any appreciation of any underlying asset and you will not receive dividend payments on any underlying asset or have the same rights as holders of any underlying asset

♦A higher contingent coupon rate or lower downside thresholds or coupon barriers may reflect greater expected volatility of each of the underlying assets, and greater expected volatility generally indicates an increased risk of loss at maturity

♦Reinvestment risk

Risks Relating to Characteristics of the Underlying Assets

♦You are exposed to the market risk of each underlying asset

♦Because the Notes are linked to the least performing underlying asset, you are exposed to a greater risk of no contingent coupons and losing a significant portion or all of your initial investment at maturity than if the Notes were linked to a single underlying asset or fewer underlying assets

♦Single equity risk

♦There can be no assurance that the investment view implicit in the Notes will be successful

♦There is no affiliation between the underlying asset issuers and UBS, and UBS is not responsible for any disclosure by such issuers

Estimated Value Considerations

♦The issue price you pay for the Notes will exceed their estimated initial value

♦The estimated initial value is a theoretical price; the actual price at which you may be able to sell your Notes in any secondary market (if any) at any time after the trade date may differ from the estimated initial value

♦Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Notes as of the trade date

Risks Relating to Liquidity and Secondary Market Price Considerations

♦There may be little or no secondary market for the Notes

♦The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements

♦Economic and market factors affecting the terms and market price of Notes prior to maturity

♦Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices

Risks Relating to Hedging Activities and Conflicts of Interest

♦Following certain events, the calculation agent can make adjustments to an underlying asset and the terms of the Notes that may adversely affect the market value of, and return on, the Notes

♦Potential UBS impact on price

♦Potential conflicts of interest

♦Potentially inconsistent research, opinions or recommendations by UBS

Risks Relating to General Credit Characteristics

♦Credit risk of UBS

♦The Notes are not bank deposits

♦If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments thereunder

Risks Relating to U.S. Federal Income Taxation

♦Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “What Are the Tax Consequences of the Notes?” herein and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards with Associated Contingent Coupons”, in the accompanying product supplement.